February 20, 2009

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Jason Niethamer
Staff Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Amended April 11, 2008
File No. 333-118155

Dear Mr. Krikorian and Mr. Niethamer:

In regards to your letter dated January 29, 2009, we are respectfully requesting an extension of time to respond to Friday February 27, 2009.

Sincerely,

/s/Adam Friedman
Adam Friedman
Controller

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871